SD
3-22-04

VF 3/2/04

S ES
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0549

04003841

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| SEC FILE NUMBER |
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| 8- 52741 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Tiche Capital Strategies LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
437 Grant Street, Suite 421
(No. and Street)

Pittsburgh (City) PA (State) 15219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bradley D. Tiche 412-261-4500 x 113
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Small, O'Connor & Pagano
(Name — if individual, state last, first, middle name)

800 Vinial Street, Suite 412, Pittsburgh PA 15212
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR - 1 2004 WASH. D.C. 188

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS
3/23

# OATH OR AFFIRMATION

I, Bradley D. Tiche, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tiche Capital Strategies LLC, as of December 31, 19 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____________________

____________________

____________________

Signature

PRESIDENT.

Title

Notary Public

Notarial Seal
Dennis L. O'Neill, Notary Public
Bridgeville Boro, Allegheny County
My Commission Expires Dec. 12, 2006

This report** contains (check all applicable boxes):.

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Tiche Capital Strategies, LLC
Pittsburgh, Pennsylvania
Financial Statements and
Independent Auditors' Report

December 31, 2003 and 2002

**Tiche Capital Strategies, LLC**

Table of Contents

# Small, O'Connor & Pagano

Certified Public Accountants & Consultants

800 Vinial Street • Suite 412 • Pittsburgh, Pennsylvania 15212
Tel. 412/231-6422 • Fax 412/231-1696 • E-mail: sopcpas@oconnor-pagano.com

## Independent Auditors' Report

Mr. Bradley D. Tiche, President
Tiche Capital Strategies, LLC
Pittsburgh, Pennsylvania

We have audited the accompanying statements of financial condition of Tiche Capital Strategies, LLC. as of December 31, 2003 and the related statements of income, changes in member's equity, and cash flows for the years then ended required to be filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Tiche Capital Strategies, LLC for the year ended December 31, 2002 were audited by other auditors whose report dated February 7, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tiche Capital Strategies, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Small O'Connor & Pagano

Pittsburgh, Pennsylvania
February 17, 2004

## Tiche Capital Strategies, LLC

### Statements of Financial Condition
December 31, 2003 and 2002

| | 2,003 | 2,002 |
|---|---|---|
| **Assets:** | | |
| Cash - Operating | $ 5,595 | $ 16,242 |
| Cash - Reserve | 11,171 | 10,158 |
| Commissions Receivable | 20,221 | 16,081 |
| Accounts Receivable - Other | 2,375 | - |
| Employee Advances | 2,273 | 4,836 |
| Prepaid Expenses | - | 5,930 |
| Organization Costs, Net of Amortization | 13,501 | 14,675 |
| **Total Assets** | $ 55,136 | $ 67,922 |
| **Liabilities:** | | |
| Accounts Payable | $ 6,695 | $ 7,098 |
| Allowance for Contingent Liability | - | 11,021 |
| Commissions Payable | 6,127 | 7,033 |
| Accrued Expenses | 4,800 | - |
| Payroll Taxes Payable | 1,721 | 1,278 |
| Other Current Liabilities | 870 | - |
| **Total Liabilities** | 20,213 | 26,430 |
| **Member's Equity** | | |
| Retained Earnings | (26,341) | (49,372) |
| Contributed Capital | 61,264 | 90,864 |
| **Total Member's Equity** | 34,923 | 41,492 |
| **Total Liabilities and Member's Equity** | $ 55,136 | $ 67,922 |

The accompanying notes are an integral part of these financial statements.

# Tiche Capital Strategies, LLC

## Statements of Income
## For the Years Ended December 31, 2003 and 2002

| | 2,003 | 2,002 |
|---|---|---|
| **Income:** | | |
| Gross Commissions | $ 383,017 | $ 458,936 |
| **Total Income** | 383,017 | 458,936 |
| | | |
| **Expenses:** | | |
| Commissions | 165,440 | 192,168 |
| Clearing Costs | 32,857 | 55,250 |
| Extension and Cancellation Costs | 560 | 1,960 |
| Payroll Taxes | 13,983 | 15,435 |
| Licenses and Permits | 951 | 2,536 |
| Dues and Subscributions | 3,436 | 806 |
| Filing Fees | 3,339 | 4,942 |
| Accounting Fees | 4,800 | 10,830 |
| Management Fee Expense | 110,000 | 165,000 |
| Insurance | 3,759 | 2,681 |
| State Registration Fees | 3,795 | 7,436 |
| Regulatory and Compliance Expense | 1,250 | 7,455 |
| Trading Expense | 6,826 | 5,245 |
| Payroll Processing Fees | 993 | 1,579 |
| Bank Service Charges | 140 | 306 |
| Amortization | 1,174 | 1,174 |
| Miscellaneous Expense | 6,683 | 787 |
| **Total Expenses** | 359,986 | 475,590 |
| | | |
| **Net Profit (Loss) for Year** | $ 23,031 | $ (16,654) |

The accompanying notes are an integral part of these financial statements

## Tiche Capital Strategies, LLC

Statements of Changes in Member's Equity
For the Years Ended December 31, 2003 and 2002

| | Contributed Capital | Retained Earnings (Deficit) | Total 2,003 | Total 2,002 |
|---|---|---|---|---|
| Balances at Beginning of Year | $ 90,864 | $ (49,372) | $ 41,492 | $ 48,146 |
| Net Profit for the Year | - | 23,031 | 23,031 | (16,654) |
| Member's Equity Withdrawa | (29,600) | - | (29,600) | 10,000 |
| Balances at End of Year | $ 61,264 | $ (26,341) | $ 34,923 | $ 41,492 |

The accompanying notes are an integral part of these financial statements.

## Tiche Capital Strategies, LLC

Statements of Cash Flows
For the Years Ended December 31, 2003 and 2002

| | | 2,003 | | 2,002 |
|---|---|---|---|---|
| **Cash Flows from Operating Activities:** | | | | |
| Net Profit (Loss) | $ | 23,031 | $ | (16,654) |
| Adjustments to Reconcile Changes in Net Profits (Loss) to Net Cash (Used in) Operating Activities: | | | | |
| Amortization | | 1,174 | | 1,174 |
| (Increase) Decrease in Accounts Receivable | | 6,513 | | 26,734 |
| (Increase) Decrease in Other Assets | | (7,479) | | (1,676) |
| Increase (Decrease) in Current Liabilities | | (4,286) | | (12,193) |
| Net Cash Provided by (Used in) Operating Activities | | 18,953 | | (2,615) |
| **Cash Flows fromFinancing Activities:** | | | | |
| Capital Contributed/Withdrawn | | (29,600) | | 10,000 |
| Net Cash Provided by (Used in) Financing Activities | | (29,600) | | 10,000 |
| Net Increase (Decrease) in Cash | | (10,647) | | 7,385 |
| **Cash at Beginning of Year** | | 16,242 | | 8,857 |
| **Cash at End of Year** | $ | 5,595 | $ | 16,242 |
| Supplemental Disclosures of Cash Flow Information: | | | | |
| Cash Paid During the Year for: | | | | |
| Interest Paid | $ | - | $ | - |
| Income Taxes | | - | | - |

The accompanying notes are an integral part of these financial statements.

## Tiche Capital Strategies, LLC

Notes to Financial Statements
December 31, 2003 and 2002

### 1. Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the financial statements of Tiche Capital Strategies, LLC.

Tiche Capital Strategies, LLC, operates in Pittsburgh, Pennsylvania and is a broker-dealer registered with Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). They provide brokerage services to a variety of customers in the continental United States. The Company is a limited liability company.

Allowance for Contingent Liability: The allowance for contingent liability is revenue not yet recognized on the sales of variable and fixed annuities. That is because there is a 20 day recision period on each sale, which allows the customer to cancel their purchase up to that point. After the recision period ends, the revenue is then recognized as income.

Securities Transaction: Proprietary securities transactions in regular way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expense reported on a trade date basis.

Income Taxes: Income taxes have not been provided for the 2003 tax year, because the shareholder elected to be treated as a small business corporation for income tax purposes as provided by in section 1372(a) of the Internal Revenue Code. As such, the Company's income or loss and credits are passed to the sole member and combined with his other personal income and deductions to determine taxable income on his individual tax return.

Commissions: Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

## 2. Organization Costs

Tiche Capital Strategies, LLC, incurred organization costs in the form of attorney fees, various registrations and licenses at the inception of the Company. These costs are carried as other assets and are being amortized ratably over 15 years.

## 3. Use Of Estimates In The Preparation Of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

## 4. Party Related Transactions

The company purchases management services from an affiliated company in which the sole member of Tiche Capital strategies, LLC is the sole shareholder of said affiliate. The management fees paid to the affiliate in 2003 were $110,000. The services included in this management fee were as follows:

- All administrative payroll related costs.
- Occupancy costs (rent, utilities, repairs, etc.).
- Office and administrative expenses.
- Insurance.
- Telephone expenses.
- Technology.
- Promotional expenses.
- Licensing expenses.

## 5. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities involving primarily the equity markets. The company could be exposed to risks due to potential volatility of these markets.

Small, O'Connor & Pagano
Certified Public Accountants & Consultants
800 Vinial Street • Suite 412 • Pittsburgh, Pennsylvania 15212
Tel. 412/231-6422 • Fax 412/231-1696 • E-mail: sopcpas@oconnor-pagano.com

# Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities And Exchange Commission

Mr. Bradley D. Tiche, President
Tiche Capital Strategies, LLC
Pittsburgh, Pennsylvania

Our report on our audit of the basic financial statements of Tiche Capital Strategies, LLC for the year ended December 31, 2003 appears in the Independent Auditors' Report. We conducted our audit in accordance with auditing standards generally accepted in the United States of America for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of supplementary information are presented for purposes of additional analysis and is not required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material repects in relation to the basic financial statements taken as a whole.

Small O'Connor & Pagano

Pittsburgh, Pennsylvania

February 17, 2004

## Tiche Capital Strategies, LLC

Computation of Net Capital
December 31, 2003 and 2002

| | | 2,003 | | 2,002 |
|---|---|---|---|---|
| **Assets:** | | | | |
| Cash | $ | 5,595 | $ | 16,242 |
| Commissions Receivable | | 22,596 | | 16,081 |
| Less Trails (Non-allowable) | | (51) | | (23) |
| Emmett Larkin Capital Account | | 10,106 | | 10,158 |
| **Total Assets** | $ | 38,246 | $ | 42,458 |
| **Liabilities:** | | | | |
| Accounts Payable | $ | 11,495 | $ | 7,098 |
| Allowance for Contingent Liability | | - | | 11,021 |
| Commissions Payable | | 6,127 | | 7,033 |
| Payroll Taxes Payable | | 1,949 | | 1,278 |
| **Total Liabilities** | $ | 19,571 | $ | 26,430 |
| Net Capital | $ | 18,675 | $ | 16,028 |
| Minimum Net Capital Requirement | | 5,000 | | 5,000 |
| **Excess Net Capital** | $ | 13,675 | $ | 11,028 |

The accompanying notes are an integral part of these financial statements.

## Tiche Capital Strategies, LLC

### Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3

Tiche Capital Strategies, LLC clears all transactions with and for customers on a fully disclosed basis with clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records. Therefore, Tiche Capital Strategies, LLC, is exempt from the Reserve Requirements and the Information Relating to the Possession or Control Requirements under Rule 15c3-3.

# Tiche Capital Strategies, LLC

## Reconciliation Between Audited and Un-Audited Statements of Financial Condition Pursuant to Rule 17a-5(d)(4)

A reconciliation between audited and un-audited Statements of Financial Condition was not necessary because as of the balance sheet date, there were no material differences between the audited and un-audited Statements of Financial Condition.